EXHIBIT 99.1

Peer Reviewed Article Highlights Performance of the Lombard Medical Aorfix(TM) Endovascular Stent Graft in Treating Challenging Neck Anatomy

Outcomes Similar to EVAR Trials With Less Challenging Anatomy

IRVINE, Calif., Sept. 9, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), announced today that a new peer reviewed article e-published in August 2015 in the Journal of Vascular Surgery highlights the clinical benefits of treating patients with the Aorfix™ endovascular stent graft.

The article, titled "Performance of the Aorfix endograft in severely angulated proximal necks in the PYTHAGORAS United States clinical trial," was authored by one of the study investigators, Dr. Mahmoud Malas, Associate Professor of Surgery at Johns Hopkins School of Medicine in Baltimore, MD. The data was derived from the PYTHAGORAS pivotal study, which supported FDA approval of Aorfix.  The controlled, prospective, non-randomized, multi-center study evaluated 218 patients, 151 of which had neck angles of 60 degrees or greater, of which a further severely angled subset of 42 had neck angles greater than 90 degrees.  Lombard continues to collect data on safety and effectiveness for up to five years post-implant.

"As the only multi-center, prospective, controlled study of EVAR in highly angled AAA anatomy, the PYTHAGORAS trial continues to provide a wealth of unique data," said Dr. Malas.  "We are very pleased with the clinical outcomes of Aorfix in all anatomies, particularly in severely angulated necks.  Long term, the performance of Aorfix in these anatomies is impressive."

The objective of the recently published study was to evaluate changes in aneurysm neck morphology (shape) over time after EVAR repair with the Aorfix endovascular stent graft. Study results revealed that the adverse event rate was lower for the standard, high, and severe neck angle groups when compared with the open surgical control group.  Patient outcomes were equal to, or better than open repair, and similar to EVAR trials in patients with less severe anatomy. Those results showed:

  92.5% of patients in the standard neck angled group (less than 60 degrees), 83.5% in the highly angled group, and 76.2% in the severely angled neck groups had no (Society for Vascular Surgery defined) major adverse events (MAEs) in the first 30 days
  Previous studies have shown a 30-day mortality rate of up to 20% and an adverse event rate of 70% in patients with hostile neck anatomy undergoing off-label EVAR repair

In the only EVAR clinical trial where the majority of neck angles were over 60 degrees, the results demonstrate that Aorfix performed well in excluding aneurysms with both standard and highly angled aortic neck anatomy.

"These results continue to validate the clinical benefits of Aorfix in a wide range of aortic neck anatomies," said Simon Hubbert, CEO of Lombard.  "We strongly believe in an evidence-based approach to treating AAA patients, and the outcomes from this important trial which are represented in this peer reviewed article support the use of Aorfix for many AAA cases."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death.  Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed.  In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800
         William J. Kullback, Chief Financial Officer
         Tel: +1 949 748 6764

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com
         Susan Heins (Media)
         Tel: +1 864 286 9597
         sjheins@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000